EXHIBIT 12.1
Stone Energy Corporation
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Net income (loss)	$10,476	$24,008	($254,222)	$136,764	$119,668	$121,093	$45,803
Income tax provision	5,757	13,017	(138,306)	76,446	64,436	65,203	24,662

	16,233	37,025	(392,528)	213,210	184,104	186,296	70,465

Fixed charges included in earnings:
Interest expense	11,191	5,915	35,931	23,151	16,835	19,860	23,141
Amortization of debt-related expenses	260	163	812	646	664	706	692

Total Earnings	27,684	43,103	(355,785)	237,007	201,603	206,862	94,298

Fixed charges:
Fixed charges included in earnings	11,451	6,078	36,743	23,797	17,499	20,566	23,833
Capitalized interest	4,332	4,289	18,221	14,877	6,957	7,848	8,519

Total fixed charges	15,783	10,367	54,964	38,674	24,456	28,414	32,352

Ratio of earnings to fixed charges	1.8x	4.2x	(A )	6.1x	8.2x	7.3x	2.9x

(A)	As a result of low oil and gas prices as of December 31, 2006, we recorded a $510,013 pre-tax ceiling test write-down in accordance with the full cost method of accounting for oil and gas properties. The write-down resulted in an earnings to fixed charges deficiency in the amount of $410,749 for the year ended December 31, 2006.